Filed Pursuant to Rule 433
Registration No. 333-202840

Wells Fargo & Company Market Linked Securities

Market Linked Securities – Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF due

November 29, 2019

Term Sheet to Preliminary Pricing Supplement No. 963 dated November 17, 2017

Summary of terms

Issuer	Wells Fargo & Company
Term	Approximately 2 years (unless earlier called)
Market Measure	SPDR® S&P® Oil & Gas Exploration & Production ETF (the “Fund”)
Pricing Date	November 29, 2017*
Issue Date	December 4, 2017*
Original Offering Price	$1,000 per security (100% of par)
Contingent Coupon Payments	See “How contingent coupon payments are calculated” on page 2
Contingent Coupon Rate	[9.00% - 10.00%] per annum, to be determined on the Pricing Date
Automatic Call	See “How to determine if the securities will be automatically called” on page 2
Calculation Days	Quarterly, on the 24th day of each February, May, August and November, commencing February 2018 and ending August 2019, and the final calculation day*
Final Calculation Day	November 25, 2019*
Payment at Maturity	See “How the payment at maturity is calculated” on page 2
Stated Maturity Date	November 29, 2019*
Starting Price	The fund closing price of the Fund on the pricing date
Ending Price	The fund closing price of the Fund on the final calculation day
Threshold Price	75% of the starting price
Calculation Agent	Wells Fargo Securities, LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount	1.325%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 1.25% and WFA will receive a distribution expense fee of 0.075%
CUSIP	95000E4J5

Investment description

•	Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

•	Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to stated maturity upon the terms described below. Whether the securities pay a contingent coupon, whether the securities are automatically called prior to stated maturity and, if they are not automatically called, whether you are repaid the original offering price of your securities at stated maturity will depend in each case on the performance of the Fund

•	Contingent Coupon. The securities will pay a contingent coupon on a quarterly basis until the earlier of stated maturity or automatic call if, and only if, the fund closing price of the Fund on the calculation day for that quarter is greater than or equal to the threshold price. However, if the fund closing price of the Fund on a calculation day is less than the threshold price, you will not receive any contingent coupon for the relevant quarter. The contingent coupon rate will be determined on the pricing date and will be within the range of 9.00% to 10.00% per annum

•	Automatic Call. If the fund closing price of the Fund on any of the quarterly calculation days from May 2018 to August 2019, inclusive, is greater than or equal to the starting price, the securities will be automatically called for the original offering price plus a final contingent coupon payment

•	Potential Loss of Principal. If the securities are not automatically called prior to stated maturity, you will receive the original offering price at stated maturity if, and only if, the fund closing price of the Fund on the final calculation day is greater than or equal to the threshold price. If the fund closing price of the Fund on the final calculation day is less than the threshold price, you will lose more than 25%, and possibly all, of the original offering price of your securities

•	The threshold price is equal to 75% of the starting price

•	If the securities are not automatically called prior to stated maturity, you will have full downside exposure to the Fund from the starting price if the fund closing price of the Fund on the final calculation day is less than the threshold price, but you will not participate in any appreciation of the Fund and will not receive any dividends on shares of the Fund

•	All payments on the securities are subject to the credit risk of Wells Fargo & Company, and you will have no ability to pursue the shares of the Fund or any securities held by the Fund for payment; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

•	No exchange listing; designed to be held to maturity

*To the extent that the issuer makes any change to the expected pricing date or expected issue date, the calculation days and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

On the date of the accompanying preliminary pricing supplement, the estimated value of the securities is approximately $965.17 per security. While the estimated value of the securities on the pricing date may differ from the estimated value set forth above, the issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. In no event will the estimated value of the securities on the pricing date be less than $950.17 per security. The estimated value of the securities was determined for the issuer by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to the issuer or to Wells Fargo Securities, LLC or any of the issuer’s other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the securities from you at any time after issuance. See “Investment Description” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

How contingent coupon payments are calculated

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the fund closing price of the Fund on the related calculation day is greater than or equal to the threshold price.

If the fund closing price of the Fund on any calculation day is less than the threshold price, you will not receive any contingent coupon payment on the related contingent coupon payment date. If the fund closing price of the Fund is less than the threshold price on all quarterly calculation days, you will not receive any contingent coupon payments over the term of the securities.

Each quarterly contingent coupon payment, if any, will be calculated per security as follows:

$1,000 x contingent coupon rate x (90 / 360)

The contingent coupon rate will be determined on the pricing date and will be within the range of [9.00% to 10.00%] per annum. Any contingent coupon payments will be rounded to the nearest cent, with one-half cent rounded upward.

How to determine if the securities will be automatically called

If the fund closing price of the Fund on any of the quarterly calculation days from May 2018 to August 2019, inclusive, is greater than or equal to the starting price, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security equal to the original offering price per security plus a final contingent coupon payment. The securities will not be subject to automatic call until the second quarterly calculation day, which is approximately six months after the issue date.

If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date.

How the payment at maturity is calculated

If the securities are not automatically called prior to the stated maturity date, you will receive on the stated maturity date a payment per security equal to the redemption amount (in addition to the final contingent coupon payment, if any). The redemption amount per security will be determined as follows:

•	If the ending price is greater than or equal to the threshold price, the redemption amount at maturity will be equal to $1,000

•	If the ending price is less than the threshold price, the redemption amount at maturity will be equal to $1,000 minus:

$1,000 ×	starting price – ending price
starting price

If the securities are not automatically called prior to stated maturity and the ending price is less than the threshold price, you will lose more than 25%, and possibly all, of the original offering price of your securities at stated maturity.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of the Fund, but you will be fully exposed to a decrease in the Fund if the ending price is less than the threshold price.

Hypothetical payout profile

The profile to the right illustrates the potential payment at stated maturity on the securities (excluding the final contingent coupon payment, if any) for a range of hypothetical performances of Fund from the starting price to the ending price, assuming the securities have not been automatically called prior to the stated maturity date.

This profile has been prepared for purposes of illustration only. Your actual return will depend on the actual ending price and whether you hold your securities to stated maturity.

Hypothetical returns

If the securities are automatically called: If the securities are automatically called prior to stated maturity, you will receive the original offering price of your securities plus a final contingent coupon payment on the call settlement date. In the event the securities are automatically called, your total return on the securities will equal any contingent coupon payments received prior to the call settlement date and the contingent coupon payment received on the call settlement date.

If the securities are not automatically called:

If the securities are not automatically called prior to stated maturity, the following table illustrates, for a range of hypothetical ending prices of the Fund, the hypothetical percentage change from the hypothetical starting price to the hypothetical ending price and the hypothetical redemption amount payable at stated maturity per security (excluding the final contingent coupon payment, if any).

Hypothetical ending price	Hypothetical percentage change from the hypothetical starting price to the hypothetical ending price	Hypothetical payment at stated maturity per security
$175.00	75.00%	$1,000.00
$160.00	60.00%	$1,000.00
$150.00	50.00%	$1,000.00
$140.00	40.00%	$1,000.00
$130.00	30.00%	$1,000.00
$120.00	20.00%	$1,000.00
$110.00	10.00%	$1,000.00
$100.00(1)	0.00%	$1,000.00
$90.00	-10.00%	$1,000.00
$80.00	-20.00%	$1,000.00
$75.00	-25.00%	$1,000.00
$74.00	-26.00%	$740.00
$70.00	-30.00%	$700.00
$60.00	-40.00%	$600.00
$50.00	-50.00%	$500.00
$40.00	-60.00%	$400.00
$25.00	-75.00%	$250.00

Each security has an original offering price of $1,000.

(1) The hypothetical starting price of $100.00 has been chosen for illustrative purposes only and does not represent the actual starting price. The actual starting price will be determined on the pricing date and will be set forth under “Summary of terms” above. For historical data regarding the actual closing prices of the Fund, see the historical information set forth below and under the section titled “The SPDR® S&P® Oil & Gas Exploration & Production ETF” in the accompanying preliminary pricing supplement.

The above figures do not take into account contingent coupon payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the redemption amount received at maturity; any positive return will be based solely on the contingent coupon payments, if any, received during the term of the securities.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to stated maturity, the actual amount you will receive at stated maturity will depend on the actual starting price, ending price and threshold price.

SPDR® S&P® Oil & Gas Exploration & Production ETF daily closing prices*

*The graph above sets forth the daily closing prices of the Fund for the period from January 1, 2007 to November 15, 2017. The closing price on November 15, 2017 was $34.18. The historical performance of the Fund is not an indication of the future performance of the Fund during the term of the securities.

Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

•	If The Securities Are Not Automatically Called Prior to Stated Maturity, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.

•	The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Quarterly Contingent Coupon Payment Dates, Or Even Throughout The Entire Two-Year Term Of The Securities.

•	You May Be Fully Exposed To The Decline In The Fund From The Starting Price, But Will Not Participate In Any Positive Performance Of The Fund.

•	You Will Be Subject To Reinvestment Risk.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.

•	The Securities Are Subject To The Credit Risk Of Wells Fargo.

•	The Estimated Value Of The Securities On The Pricing Date, Based On Wells Fargo Securities, LLC’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.

•	The Estimated Value Of The Securities Is Determined By The Issuer’s Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities, LLC Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	The Securities Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Securities To Develop.

•	Historical Prices Of The Fund Or The Securities Included In The Fund Should Not Be Taken As An Indication Of The Future Performance Of The Fund During The Term Of The Securities.

•	An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks In The Oil And Gas Exploration And Production Industry.

•	The Fund May Not Be Representative Of An Investment In The Oil And Gas Exploration And Production Industry.

•	Changes That Affect The Fund Or The Underlying Index May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Stated Maturity.

•	The Issuer Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Fund Or The Underlying Index.

•	The Issuer And Its Affiliates Have No Affiliation With The Fund Sponsor Or The Underlying Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

•	An Investment Linked To The Shares Of The Fund Is Different From An Investment Linked To The Underlying Index.

•	You Will Not Have Any Shareholder Rights With Respect To The Shares Of The Fund.

•	Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.

•	A Contingent Coupon Payment Date, A Call Settlement Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

•	The Issuer’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

•	The Calculation Agent Is An Affiliate Of The Issuer And May Be Required To Make Discretionary Judgments That Affect The Return You Receive On The Securities.

•	The Estimated Value Of The Securities Was Calculated By An Affiliate Of The Issuer And Is Therefore Not An Independent Third-Party Valuation.

•	Research Reports By Affiliates Of The Issuer Or Any Participating Dealer Or Its Affiliates May Be Inconsistent With An Investment In The Securities And May Adversely Affect The Price Of The Fund.

•	Business Activities Of Affiliates Of The Issuer Or Any Participating Dealer Or Its Affiliates With The Companies Whose Securities Are Included In The Fund May Adversely Affect The Price Of The Fund.

•	Hedging Activities By Affiliates Of The Issuer Or Any Participating Dealer Or Its Affiliates May Adversely Affect The Price Of The Fund.

•	Trading Activities By Affiliates Of The Issuer Or Any Participating Dealer Or Its Affiliates May Adversely Affect The Price Of The Fund.

•	A Participating Dealer Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession And/Or Distribution Expense Fee, Creating A Further Incentive For The Participating Dealer To Sell The Securities To You.

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Wells Fargo Securities, LLC and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Not a research report

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company. This material is not a product of Wells Fargo & Company or Wells Fargo Securities, LLC research departments.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

SPDR®, S&P®, S&P 500® and Select Sector SPDRs® are trademarks of Standard & Poor’s Financial Services LLC (“S&P Financial”). The securities are not sponsored, endorsed, sold or promoted by the SPDR Series Trust (the “SPDR Trust”), SSgA Funds Management, Inc. (“SSgA”) or S&P Financial. None of the SPDR Trust, SSgA or S&P Financial makes any representations or warranties to the holders of the securities or any member of the public regarding the advisability of investing in the securities. None of the SPDR Trust, SSgA or S&P Financial will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the securities or in connection with Wells Fargo & Company’s use of information about the SPDR® S&P® Oil & Gas Exploration & Production ETF.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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